Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

YAHOO ANNOUNCES ALIBABA VWAP AND PRICES PAYABLE FOR SHARES

PURSUANT TO TENDER OFFER TO PURCHASE UP TO $3.0 BILLION OF ITS COMMON STOCK

NEW YORK — June 14, 2017 — Yahoo! Inc. (“Yahoo” or the “Company”) (NASDAQ: YHOO) announced today the Alibaba VWAP (as described below) and the prices payable for shares in connection with its previously announced modified “Dutch auction” self-tender offer to purchase for cash up to $3,000,000,000 of shares of its common stock at prices equal to (A) the Alibaba VWAP, multiplied by (B) multiples specified by tendering stockholders not greater than 0.420 nor less than 0.370, less applicable withholding taxes and without interest. The tender offer is scheduled to expire on June 16, 2017 at 11:59 p.m., New York City time, unless the tender offer is extended or withdrawn by the Company.

Unless the tender offer is extended, the Alibaba VWAP to be used in determining the purchase price to be paid in the tender offer is equal to $137.1017, which was the daily volume-weighted average price for an American Depositary Share of Alibaba Group Holding Limited, on the New York Stock Exchange, on June 14, 2017, the second trading day prior to the expiration date.

Based on the Alibaba VWAP, the prices payable for shares pursuant to the tender offer for each multiple within the Company’s specified range are set forth below:

Prices per Share at Multiples within the Permitted Range:
Multiple .370	$50.73	Multiple .396	$54.29
Multiple .372	$51.00	Multiple .398	$54.57
Multiple .374	$51.28	Multiple .400	$54.84
Multiple .376	$51.55	Multiple .402	$55.11
Multiple .378	$51.82	Multiple .404	$55.39
Multiple .380	$52.10	Multiple .406	$55.66
Multiple .382	$52.37	Multiple .408	$55.94
Multiple .384	$52.65	Multiple .410	$56.21
Multiple .386	$52.92	Multiple .412	$56.49
Multiple .388	$53.20	Multiple .414	$56.76
Multiple .390	$53.47	Multiple .416	$57.03
Multiple .392	$53.74	Multiple .418	$57.31
Multiple .394	$54.02	Multiple .420	$57.58

When the tender offer expires, the Company will determine a single purchase price that it will pay for the shares by determining the lowest multiple within the Company’s specified range at which shares have been tendered or have been deemed to be tendered that, when multiplied by the Alibaba VWAP of $137.1017, will enable the Company to purchase the maximum number of shares properly tendered in the tender offer and not properly withdrawn having an aggregate purchase price not exceeding $3,000,000,000. The Company will announce the purchase price that it will pay in the tender offer and the number of shares that the Company will purchase pursuant to the tender offer by no later than 9:00 a.m., New York City Time, on June 19, 2017 (unless the tender offer is extended).

Assuming that the conditions to the tender offer are satisfied or waived, based on the Alibaba VWAP of $137.1017, at the minimum purchase price of $50.73 per share, the maximum number of shares that the Company will purchase is 59,136,605 if the tender offer is fully subscribed, and the Company does not increase the amount of shares sought in the tender offer, which would represent approximately 6.2% of the Company’s issued and outstanding shares as of May 12, 2017.

If the Company increases the number of shares accepted for payment by 2% of the number of the Company’s issued and outstanding shares, the maximum number of additional shares it can accept for payment without extending the tender offer, based on the minimum purchase price of $50.73 per share, is 78,307,709, or 8.2% of the Company’s issued and outstanding shares as of May 12, 2017.

Complete terms and conditions of the tender offer are set forth in an Offer to Purchase, Letter of Transmittal and related documentation, as amended or supplemented, that have previously been distributed to holders of the Company’s shares and filed with the U.S. Securities and Exchange Commission (the “SEC”).

J.P. Morgan Securities LLC is serving as dealer manager for the tender offer, Innisfree M&A Incorporated is serving as information agent for the tender offer and Computershare Trust Company, N.A. is serving as depositary for the tender offer. For more information about the tender offer, please contact Innisfree M&A Incorporated at (877) 750-9498.

The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is being made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders, as they may be amended or supplemented from time to time. Stockholders should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the terms and conditions of the tender offer. The Company has filed a Tender Offer Statement on Schedule TO (as amended or supplemented, the “Schedule TO”) with the SEC. The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and other related materials, are also available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Innisfree M&A Incorporated. Stockholders are urged to read those materials carefully when they become available prior to making any decisions with respect to the tender offer.

About the Company

On June 13, 2017, the Company announced that it completed the sale of its operating business to Verizon Communications Inc. On June 16, 2017, the Company will change its name to “Altaba Inc.” and plans to file with the SEC a Notification of Registration on Form N-8A and a Registration Statement on Form N-2 in order to register as a publicly traded, non-diversified, closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”). Additional information about the Company’s business can be found in Annex 1 of Yahoo’s proxy statement, dated April 24, 2017, and, when filed, the Company’s Registration Statement on Form N-2, which documents are or will be available on the SEC’s website at www.sec.gov and, beginning June 19 2017, on the Company’s website at www.altaba.com.

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements as to the amount, timing and manner of the tender offer. Risks and uncertainties may cause actual results to differ materially from the results predicted. Potential risks and uncertainties include, among others: (i) the Company will register and be regulated as an investment company under the 1940 Act, which will result in, among other things, the Company having to comply with the regulations thereunder, certain stockholders potentially being prohibited from holding or acquiring shares of the Company, and the Company being removed from the Standard and Poor’s 500 Composite Index and other indices which could have an adverse impact on the Company’s share price; (ii) the ability of the Company to complete the tender offer and the number of shares it is able to purchase pursuant to the tender offer or otherwise; and (iii) the ability of the Company to achieve the benefits contemplated by the tender offer.

Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. All information set forth in this communication is as of June 14, 2017. The Company does not intend, and undertakes no duty, to update this information to reflect subsequent events or circumstances.